FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 16, 2002

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

( Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

Yes	No	X

INDEX TO EXHIBITS

Item

1.   AerCo Limited Monthly Report to Noteholders for September 2002, including additional information excluded form the 6-K, filed September 12, 2002.

24.  Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2002

AERCO LIMITED

By:	/s/ Sean Brennan

Name: Sean Brennan
Title: Attorney-in-Fact

Item 1

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Month Payment Date Convention Current Payment Date Current Calculation Date Previous Payment Date Previous Calculation Date	September-02 15th of each month Modified Following Business Day 16-Sep-02 10-Sep-02 15-Aug-02 9-Aug-02

1. Account Activity Summary between Calculation Dates

		Prior Balance 9-Aug-02	Deposits	Withdrawals	Balance on Calculation Date 10-Sep-02

Expense Account		4,805,696.25	4,986,310.98	(4,813,778.88)	4,978,228.35
Collection Account		95,405,302.98	15,879,772.46	(13,149,900.98)	98,135,174.46
Aircraft Purchase Account		-	-	-	-

- Liquidity Reserve cash balance		82,255,402.00	-	-	82,255,402.00

Total		100,210,999.23	20,866,083.44	(17,963,679.86)	103,113,402.81

2. Analysis of Aircraft Purchase Account Activity

Opening Balance on Previous Calculation Date					-
Interest Income					-
Aircraft Purchase Payments					-
Economic Swap Payments					-

Balance on Current Calculation Date					-

3. Analysis of Expense Account Activity

Opening Balance on Previous Calculation Date					4,805,696.25
Transfer from Collection Account on previous Payment Date					4,979,068.51
Permitted Aircraft Accrual					-
Interim Transfer from Collection Account					-
Interest Income					7,242.47
Balance on current Calculation Date
- Payments on previous payment date					(4,813,778.88)
- Interim payments					-
- Other					-

Balance on Current Calculation Date					4,978,228.35

4. Analysis of Collection Account Activity

Opening Balance on Previous Calculation Date					95,405,302.98
Collections during period					15,879,772.46
Transfer to Expense Account on previous Payment Date
- Required Expense Amount					(1,194,303.87)
- Permitted Aircraft Modifications					-
Interim Transfer to Expense Account					-
Net Swap payments on previous Payment Date					(3,784,764.64)
Aggregate Note Payments on previous Payment Date					(8,170,832.47)

Balance on Current Calculation Date					98,135,174.46

Analysis of Liquidity Reserve Amount
First Collection Account Reserve					30,000,000.00
Second Collection Account Reserve					35,000,000.00
Cash Held
- Security Deposits					17,255,402.00
Liquidity Reserve Amount					82,255,402.00

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	16-Sep-02
Current Calculation Date	10-Sep-02
Previous Payment Date	15-Aug-02
Previous Calculation Date	9-Aug-02

Balance in Collection and Expense Account		103,113,402.81
Liquidity Reserve Amount		(82,255,402.00)
Available Collections		20,858,000.81

4. Analysis of Collection Account Activity (Continued)
Analysis of Current Payment Date Distributions

(I)	Total Required Expense Amount	6,000,000.00
(II) a)	Class A Interest but excluding Step-up	1,658,083.51
b)	Swap Payments other than subordinated swap payments	3,904,268.49
(iii)	First Collection Account top-up (Minimum liquidity reserve $30 m)	30,000,000.00
(iv)	Class A Minimum principal payment	-
(v)	Class B Interest	310,035.51
(vi)	Class B Minimum principal payment	95,372.55
(vii)	Class C Interest	488,082.98
(viii)	Class C Minimum principal payment	-
(ix)	Class D Interest	708,333.33
(x)	Class D Minimum principal payment	-
(xi)	Second collection account top-up	52,255,402.00
(xii)	Class A Scheduled principal	-
(xiii)	Class B Scheduled principal	536,326.13
(xiv)	Class C Scheduled principal	443,221.91
(xv)	Class D Scheduled principal	-
(xvi)	Permitted accruals for Modifications	-
(xvii)	Step-up interest	247,576.08
(xviii)	Class A Supplemental principal	6,466,700.31
(xix)	Class E Primary Interest	-
(xx)	Class B Supplemental principal	-
(xxi)	Class A Outstanding Principal	-
(xxii)	Class B Outstanding Principal	-
(xxiii)	Class C Outstanding Principal	-
(xxiv)	Class D Outstanding Principal	-
(xxv)	Subordinated Swap payments	-
	Total Payments with respect to Payment Date	103,113,402.81
	less collection Account Top Ups (iii) (b) and (xi) (b) above	82,255,402.00
		20,858,000.81

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	16-Sep-02
Current Calculation Date	10-Sep-02
Previous Payment Date	15-Aug-02
Previous Calculation Date	9-Aug-02

5. Payments on the Notes by Subclass
Floating Rate Notes	Subclass A-2	Subclass A-3	Subclass A-4	Total Class A	Subclass B-1	Subclass B-2	Total Class B	Subclass C-1	Subclass C-2	Total Class C

Applicable LIBOR	1.78000%	1.78000%	1.78000%		1.78000%	1.78000%		1.78000%	1.78000%
Applicable Margin	0.3200%	0.4600%	0.5200%		0.6000%	1.0500%		1.3500%	2.0500%
Applicable Interest Rate	2.10000%	2.24000%	2.30000%		2.38000%	2.83000%		3.13000%	3.83000%
Day Count	Act/360	Act/360	Act/360		Act/360	Act/360		Act/360	Act/360
Actual Number of Days	32	32	32		32	32		32	32
Interest Amount Payable	246,447.58	1,109,140.84	302,495.10		136,492.99	173,542.52		224,518.54	263,564.43
Step-up Interest Amount Payable	NA	247,576.08	NA		NA	NA		NA	NA
Total Interest Paid	246,447.58	1,356,716.92	302,495.10	1,905,659.59	136,492.99	173,542.52	310,035.51	224,518.54	263,564.43	488,082.98

Expected Final Payment Date	15-Dec-05	15-Jun-02	15-May-11		15-Jul-13	15-Jun-08		15-Jul-13	15-Jun-08
Excess Amortisation Date	17-Aug-98	15-Feb-06	15-Aug-00		17-Aug-98	15-Aug-00		17-Aug-98	15-Aug-00
Original Balance	290,000,000.00	565,000,000.00	235,000,000.00		85,000,000.00	80,000,000.00		85,000,000.00	80,000,000.00
Opening Outstanding Principal Balance	132,025,487.41	557,046,182.19	147,959,557.46	837,031,227.06	64,518,747.27	68,987,750.22	133,506,497.49	80,697,559.81	77,417,751.75	158,115,311.56
Extended Pool Factors	57.78%	100.00%	83.40%		84.35%	99.31%		98.81%	98.90%
Pool Factors	46.00%	100.00%	72.66%		77.86%	97.80%		94.67%	96.50%
Minimum Principal Payment	-	-	-	-	46,090.02	49,282.53	95,372.55	-	-	-
Scheduled Principal Payment	-	-	-	-	259,186.56	277,139.57	536,326.13	226,735.05	216,486.86	443,221.91
Supplemental Principal Payment	-	6,466,700.31	-	6,466,700.31	-	-	-	-	-	-
Total Principal Distribution Amount	-	6,466,700.31	-	6,466,700.31	305,276.58	326,422.10	631,698.68	226,735.05	216,486.86	443,221.91
Redemption Amount								-	-
- amount allocable to principal				-				-	-
- amount allocable to premium								-	-
Closing Outstanding Principal Balance	132,025,487.41	550,579,481.88	147,959,557.46	830,564,526.75	64,213,470.69	68,661,328.12	132,874,798.81	80,470,824.76	77,201,264.89	157,672,089.65
Fixed Rate Notes	D-2

Applicable Interest Rate	8.50000%
Day count	30 / 360
Number of Days	30
Interest Amount Payable	708,333.33
Total Interest Paid	708,333.33
Expected Final Payment Date	15-Mar-14
Excess Amortisation Date	15-Jul-10
Original Balance	100,000,000.00
Opening Outstanding Principal Balance	100,000,000.00
Extended Pool Factors	100.00%
Expected Pool Factors	100.00%
Extended Amount	-
Expected Pool Factor Amount	-
Surplus Amortisation
Total Principal Distribution Amount	-
Redemption Amount	-
- amount allocable to principal	-
- amount allocable to premium	-
Closing Outstanding Principal Balance	100,000,000.00

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	16-Sep-02
Current Calculation Date	10-Sep-02
Previous Payment Date	15-Aug-02
Previous Calculation Date	9-Aug-02

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period	16-Sep-02
End of Interest Accrual Period	15-Oct-02
Reference Date	12-Sep-02
	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Applicable LIBOR	1.82313%	1.82313%	1.82313%	1.82313%	1.82313%	1.82313%	1.82313%
Applicable Margin	0.3200%	0.4600%	0.5200%	0.6000%	1.0500%	1.3500%	2.0500%
Applicable Interest Rate	2.1431%	2.2831%	2.3431%	2.4231%	2.8731%	3.1731%	3.8731%

Fixed Rate Notes	D-1

Actual Pool Factor	100.00%

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
(a) Floating Rate Notes	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Opening Outstanding Principal Balance	132,025.49	557,046.18	147,959.56	64,518.75	68,987.75	80,697.56	77,417.75
Total Principal Payments	-	6,466.70	-	305.28	326.42	226.74	216.49
Closing Outstanding Principal Balance	132,025.49	550,579.48	147,959.56	64,213.47	68,661.33	80,470.82	77,201.26

Total Interest	246.45	1,356.72	302.50	136.49	173.54	224.52	263.56
Total Premium	0.0000%	0.5000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%

(b) Fixed Rate Notes	D-2

Opening Outstanding Principal Balance	100,000.00
Total Principal Payments	-
Closing Outstanding Principal Balance	100,000.00

Total Interest	708.33
Total Premium	-

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated
										All amounts in millions of US dollars unless otherwise stated			Dollar amounts expressed as a percentage 2000 Base Case Lease Rentals

			July 2000	Oct-Dec	Jan-Mar	Apr-Jun	Jul	Aug	Sept	Cumulative to Date			Cumulative to Date
			to Sept 2001	2001	2002	2002	2002	2002	2002	Actual	*Adjusted base case	Variance	Actual	*Adjusted base case	Variance

		CASH COLLECTIONS
[1]		Lease Rentals	217.6	45.4	45.4	46.0	15.4	13.9	16.6	400.3	400.2	0.1	100.0%	100.0%	0.0%
[2]		- Renegotiated Leases	(3.0)	(2.8)	(2.1)	(3.0)	(0.8)	(1.0)	(1.0)	(13.7)	-	(13.7)	(3.4%)	0.0%	(3.4%)
[3]		- Rental Resets	(1.3)	(3.2)	(4.1)	(3.2)	(1.2)	(1.1)	(1.2)	(15.3)	-	(15.3)	(3.8%)	0.0%	(3.8%)

[4]	Σ [1]...[3]	Contracted Lease Rentals	213.3	39.4	39.2	39.8	13.4	11.8	14.4	371.3	400.2	(28.9)	92.8%	100.0%	(7.2%)

[5]		Movement in Current Arrears Balance	(0.8)	(2.4)	1.4	(0.9)	(1.6)	(1.0)	(1.0)	(6.3)	-	(6.3)	(1.6%)	0.0%	(1.6%)

		less Net Stress-related Costs
[6]		- Bad Debts	-	-	-	-	-	-	-	-	(4.0)	4.0	0.0%	(1.0%)	1.0%
[7]		- Security Deposits Drawn Down	0.5	-	-	-	-	-	-	0.5	-	0.5	0.1%	0.0%	0.1%
[8]		- Restructured Arrears	0.7	0.1	(1.3)	(0.4)	0.3	0.2	0.1	(0.3)	3.1	(3.4)	(0.1%)	0.8%	(0.8%)
[9]		- AOG	(4.3)	(1.5)	(0.4)	-	-	-	-	(6.2)	(16.9)	10.7	(1.5%)	(4.2%)	2.7%
[10]		- Other Leasing Income	-	-	-	-	-	-	-	-	-	-	0.0%	0.0%	0.0%
[11]		- Repossession Costs	(0.3)	-	-	-	-	-	-	(0.3)	(3.2)	2.9	(0.1%)	(0.8%)	0.7%

[12]	Σ [6]...[11]	sub-total	(3.4)	(1.4)	(1.7)	(0.4)	0.3	0.2	0.1	(6.3)	(21.1)	14.8	(1.6%)	(5.3%)	3.7%

[13]	[4]+[5]+[12]	Net Lease Rentals	209.1	35.6	38.9	38.5	12.1	11.0	13.5	358.7	379.1	(20.4)	89.6%	94.7%	(5.1%)

[14]		Interest Earned	5.8	0.8	0.4	0.4	0.1	0.1	0.1	7.7	7.9	(0.2)	1.9%	2.0%	(0.0%)

[15]		Drawings from Expense Account								-	-	-	0.0%	0.0%	0.0%

		Maintenance Receipts	22.6	4.5	3.6	6.1	1.1	1.7	2.1	41.7	-	41.7	10.4%	0.0%	10.4%
		Maintenance Payments	(11.8)	(1.8)	(3.9)	(10.1)	-	-	-	(27.6)	-	(27.6)	(6.9%)	0.0%	(6.9%)

[15]		Net Maintenance	10.8	2.7	(0.3)	(4.0)	1.1	1.7	2.1	14.1	-	14.1	3.5%	0.0%	3.5%

[16]	Σ [13][15]	Total Cash Collections	225.7	39.1	39.0	34.9	13.3	12.8	15.7	380.6	387.0	(6.4)	95.1%	96.7%	(1.6%)

		CASH EXPENSES
		Aircraft Operating Expenses
[17]		- Insurance	(0.1)	-	-	(0.3)	-	-	-	(0.4)	-	(0.4)	(0.1%)	0.0%	(0.1%)
[18]		- Re-leasing and other overheads	(7.5)	(0.7)	(0.4)	(1.4)	(0.4)	(0.1)	(0.3)	(10.9)	(12.1)	1.2	(2.7%)	(3.0%)	0.3%
[19]	[17]+[18]	subtotal	(7.6)	(0.7)	(0.4)	(1.7)	(0.4)	(0.1)	(0.3)	(11.3)	(12.1)	0.8	(2.8%)	(3.0%)	0.2%

		SG&A Expenses
[20]		Aircraft Servicer Fees
		- Retainer Fee	(1.6)	(0.4)	(0.3)	(0.7)	(0.3)	(0.2)	(0.2)	(3.7)	(3.4)	(0.3)	(0.9%)	(0.8%)	(0.1%)
		- Rent Collected Fee	(1.9)	(0.4)	(0.4)	(0.7)	(0.3)	(0.3)	(0.3)	(4.3)	(3.9)	(0.4)	(1.1%)	(1.0%)	(0.1%)
		- Previous Servicer Fees	(1.8)			-	-	-	-	(1.8)	-	(1.8)	(0.4%)	0.0%	(0.4%)

[21]		sub-total	(5.3)	(0.8)	(0.7)	(1.3)	(0.6)	(0.5)	(0.5)	(9.7)	(7.3)	(2.5)	(2.4%)	(1.8%)	(0.6%)

[22]		Other Servicer Fees	(13.1)	(0.4)	(1.2)	(0.9)	(0.5)	(0.4)	(0.2)	(16.7)	(9.2)	(7.5)	(4.2%)	(2.3%)	(1.9%)

[23]	[21]+[22]	subtotal	(18.4)	(1.2)	(1.9)	(2.3)	(1.1)	(0.9)	(0.7)	(26.4)	(16.4)	(10.0)	(6.6%)	(4.1%)	(2.5%)

[24]	[20]+[23]	Total Cash Expenses	(26.0)	(1.9)	(2.3)	(4.0)	(1.5)	(1.0)	(1.0)	(37.7)	(28.5)	(9.2)	(9.4%)	(7.1%)	(2.3%)

		NET CASH COLLECTIONS
[25]	[17]	Total Cash Collections	225.7	39.1	39.0	34.9	13.3	12.8	15.7	380.6	387.0	(6.4)	95.1%	96.7%	(1.6%)
[26]	[24]	Total Cash Expenses	(26.0)	(1.9)	(2.3)	(4.0)	(1.5)	(1.0)	(1.0)	(37.5)	(28.5)	(9.2)	(9.4%)	(7.1%)	(2.2%)
[27]		Movement in Expense Account	6.0	1.2	0.3	1.2	-	-	-	8.7	-	8.7	2.2%	0.0%	2.2%
[28]		Interest payments	(111.6)	(12.0)	(9.3)	(9.5)	(3.3)	(3.4)	(3.4)	(152.5)	(212.2)	59.8	(38.1%)	(53.0%)	14.9%
[29]		Swap Payments	(12.1)	(9.3)	(10.7)	(10.5)	(3.4)	(3.8)	(3.8)	(53.5)	4.1	(57.6)	(13.4%)	1.0%	(14.4%)
[30]		Proceeds from sale of aircraft	50.5	-	-	-	-	-	-	50.5	51.1	(0.6)	12.6%	12.8%	(0.2%)
[31]		Refinancing Costs	-	-	-	-	-	-	-	-	(2.3)	2.3	0.0%	(0.6%)	0.6%

[32]	Σ [25][31]	TOTAL	132.5	17.1	17.0	12.1	5.1	4.7	7.5	196.3	199.1	(2.9)	49.0%	49.8%	(0.7%)

[33]		PRINCIPAL PAYMENTS
		subclass A	115.6	14.4	14.4	9.1	4.2	3.7	6.5	167.9	170.5	(2.6)	42.0%	42.6%	(0.7%)
		subclass B	14.8	1.8	1.7	1.8	0.5	0.6	0.6	21.8	22.1	(0.3)	5.5%	5.5%	(0.1%)
		subclass C	2.1	0.9	0.9	1.2	0.4	0.4	0.4	6.5	6.5	0.0	1.6%	1.6%	0.0%
		subclass D	-	-	-					-	-	-	0.0%	0.0%	0.0%

		Total	132.5	17.1	17.0	12.1	5.1	4.7	7.5	196.3	199.1	(2.9)	49.0%	49.8%	(0.7%)

		Debt Balances
		subclass A	882.8	868.4	854.0	844.9	840.7	837.0	830.5	830.5	827.9	2.6
		subclass B	140.0	138.2	136.5	134.7	134.1	133.5	132.9	132.9	132.6	0.3
		subclass C	162.0	161.1	160.2	158.9	158.5	158.1	157.7	157.7	157.7	0.0
		subclass D	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	-
		TOTAL	1,284.8	1,267.7	1,250.7	1,238.5	1,233.3	1,228.6	1,221.1	1,221.1	1,218.2	2.9

		* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Note:		Report Line Name	Description

CASH COLLECTIONS
[1]		Lease Rentals	Assumptions per the July 2000 Prospectus adjusted for aircraft sales
[2]		- Renegotiated Leases	Change in contracted rental cash flow caused by a renegotiated lease
[3]		- Rental Resets	Re-leasing events where new lease rate deviated from the 2000 Base Case
[4]	Σ [1]….[3]	Contracted Lease Rentals	Current Contracted Lease Rentals due as at the latest Calculation Date

[5]		Movement in Current Arrears Balance	Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts less Net Stress related Costs
[6]		- Bad debts	Arrears owed by former lessees and deemed irrecoverable.
[7]		- Security deposits drawn down	Security deposits received following a lesse default
[8]		- Restructured arrears
[9]		- AOG	Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]		- Other Leasing Income	Includes lease termination payments, rental guarantees and late payments charges
[11]		- Repossession	Legal and technical costs incurred in repossessing aircraft.
[12]	Σ [6]...[11]	sub-total

[13]	[4]+[5]+[12]	Net Lease Rentals	Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

[14]		Interest Earned	Interest earned on monthly cash balances
[15]		Net Maintenance	Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]	Σ [13]...[15]	Total Cash Collections	Net Lease Rentals + Interest Earned + Net Maintenance

CASH EXPENSES
		Aircraft Operating Expenses	All operational costs related to the leasing of aircraft.
[17]		- Insurance	Premium for contingent insurance policies
[18]		- Re-leasing and other	Costs associated transferring an aircraft from one lessee to another
[19]	[17]+[18]	subtotal

SG&A Expenses
[20]		Aircraft Servicer Fees	Monthly and annual fees paid to Aircraft Servicer
		- Base Fee	Fixed amount per month per aircraft
		- Rent Contracted Fee	1.00% of rental contracted for the month
		- Rent Collected Fee	1.25% of rental received for the month
		- Previous Servicer Fees	Fees paid to the previous Servicer of AerCo
[21]	[20]	subtotal
[22]		Other Servicer Fees	Administrative Agent, trustee and professional fees paid to other service providers.
[23]	[21]+[22]	subtotal

[24]	[19]+[23]	Total Cash Expenses	Aircraft Operating Expenses + SG&A Expenses

NET CASH COLLECTIONS
[25]	[16]	Total Cash Collections	line 16 above
[26]	[24]	Total Cash Expenses	line 24 above
[27]		Movement in Expense Account	Movement in Expense Account
[28]		Interest Payments	Interest paid on all outstanding debt
[29]		Swap payments	Net swap payments (paid) /received
[30]		Proceeds from Aircraft Sales	Proceeds, net of fees and expenses, from the sale of aircraft
[31]	Σ [25]…[30]	Exceptional Items	Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
TOTAL

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

						2000
	Coverage Ratios	Closing		Actual		*Adjusted Base Case

	Net Cash Collections			196.3		199.1
	Add Back Interest			152.5		212.2
	Add Back Swap Payments			53.5		(4.1)
a	Net Cash Collections			402.3		407.2

b	Swaps			53.5		(4.1)
c	Class A Interest			89.1		138.6
d	Class A Minimum			30.5		37.9
e	Class B Interest			15.2		23.1
f	Class B Minimum			8.7		8.6
g	Class C Interest			20.0		29.2
h	Class C Minimum			-		-
I	Class D Interest			18.4		18.4
j	Class D Minimum			-		-
k	Class A Scheduled			-		-
l	Class B Scheduled			12.7		13.5
m	Class C Scheduled			6.5		6.5
n	Class D Scheduled			-		-
o	Permited Aircraft Modifications			-		-
p	Step Up Interest			0.7
q	Class A Supplemental			137.4		132.6
	Class E Interest			9.1		3.0
	Class B Supplemental			0.4

	Total			402.3		407.2

[1]	Interest Coverage Ratio
	Class A			2.82		3.03	= a/(b+c)
	Class B			2.14		2.08	= a/(b+c+d+e)
	Class C			1.85		1.75	= a/(b+c+d+e+f+g)
	Class D			1.71		1.62	= a/(b+c+d+e+f+g+h+i)

[2]	Debt Coverage Ratio
	Class A			1.71		1.62	= a/(b+c+d+e+f+g+h+i+ j+k)
	Class B			1.62		1.54	= a/(b+c+d+e+f+g+h+i+j+k+l)
	Class C			1.58		1.50	= a/(b+c+d+e+f+g+h+i+j+k+l+m)
	Class D			1.58		1.50	= a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

	Loan-to-Value Ratios

		2000 Base Case 17-Jul-00		Actual 16-Sep-02		2000 *Adjusted Base Case 16-Sep-02

[3]	Assumed Portfolio Value	1,566.7		1,340.8		1,340.8
	Adjusted Portfolio Value (105%)			1,327.0

	Liquidity Reserve Amount
	Cash	65.0		65.0		65.0
	- Accrued Expenses	5.0		6.0		5.0
	- Security Deposits	22.4		17.3		22.4

	subtotal cash	92.4		88.3		92.4
	Letters of Credit	-		-		-

	Total Liquidity Reserve	92.4		88.3		92.4
[4]	Total Asset Value	1,659.1		1,429.1		1,433.2

	Note Balance
	Class A	998.4	60.2%	830.5	58.1%	827.9	57.8%
	Class B	154.8	69.5%	132.9	67.4%	132.6	67.0%
	Class C	164.1	79.4%	157.7	78.4%	157.7	78.0%
	Class D	100.0	85.4%	100.0	85.4%	100.0	85.0%

	Total	1,417.3		1,221.1		1,218.2

	* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.					[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.					[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

Item 24

POWER OF ATTORNEY

Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson

G. Adrian Robinson

Witness: /s/ B.C. Robins

Dated: 24 July 2002	/s/ Peter Sokell

Peter Sokell

Witness: /s/ B.C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters

Kenneth N. Peters

Witness: /s/ B.C. Robins

Dated: 24 July 2002	/s/ M. John McMcMahon

M. John McMcMahon

Witness: /s/ B.C. Robins

Dated: 9 August 2002	/s/ Sean Brennan

Sean Brennan

Witness: /s/ Marian Kennedy